EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

			Three Months Ended	Six Months Ended
(Dollars in Millions)			June 30, 2010	June 30, 2010
Earnings
1.	Net income attributable to U.S. Bancorp		$766	$1,435
2.	Applicable income taxes, including interest expense related to unrecognized tax positions		199	360

3.	Net income attributable to U.S Bancorp before income taxes (1 + 2)		$965	$1,795

4.	Fixed charges:
	a.	Interest expense excluding interest on deposits*	$409	$814
	b.	Portion of rents representative of interest and amortization of debt expense	26	52

	c.	Fixed charges excluding interest on deposits (4a + 4b)	435	866
	d.	Interest on deposits	229	465

	e.	Fixed charges including interest on deposits (4c + 4d)	$664	$1,331

5.	Amortization of interest capitalized		$–	$–
6.	Earnings excluding interest on deposits (3 + 4c + 5)		1,400	2,661
7.	Earnings including interest on deposits (3 + 4e + 5)		1,629	3,126
8.	Fixed charges excluding interest on deposits (4c)		435	866
9.	Fixed charges including interest on deposits (4e)		664	1,331
Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)		3.22	3.07
11.	Including interest on deposits (line 7/line 9)		2.45	2.35

*	Excludes interest expense related to unrecognized tax positions.

60	U.S. Bancorp